June 6, 2007

United States Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549

Attn:  Ms. Rebecca Moore

Subj.:  Secured Financial Network, Inc. - File # 000-28457
SEC Letter Dated September 21, 2006

Dear Ms. Moore:

The following is the Company’s response to your inquiry relating to our 10-KSB filing for 2005.

We had a conversation with Kevin Vaughn in March 2007, regarding the practicality of responding to the questions and issuing revised financials largely for the change in the merger accounting as more fully discussed in question number 16. Kevin Vaughn stated, the Commission would accept a comprehensive filing of the 2006 Form 10-KSB, with sufficient footnote disclosure discussing the changes to the prior SEC filings, rather than amending prior SEC filings of the registrant.

We will respond by item #:

General:

Item #1:

We mistakenly used the file number of the predecessor entity at times. Our correct file number is 000-28457. We have verified this information with our corporate SEC counsel, our auditor, and our EDGAR filing agent to insure no future confusion.

Item #2:

As requested we have included the per share trading data for the last two years as required by Item 201(a) of Regulation S-B, included in our recent Form 10-KSB for the year ended December 31, 2006 filing filed on April 17, 2006 “2006 Form 10-KSB”.

Management’s Discussion and Analysis, Page 5

Item #3:

We agree that the terms ”higher than average return” and “avoiding higher risk factors” are not clear and have removed any mention of these terms from our filing. This section has been revised to more clearly state what we mean in our 2006 Form 10-KSB.

Item #4:

The Company’s business provided financing for over seas container trading companies. In exchange for funds, the Company would receive in return a pre-negotiated amount of money, in addition to the return of principal. This pre-negotiated amount, referred to as “profit participation”, was determined in advance of funding based on the nature of the goods within the container being funded. The profit participation ranged from 25% to 240% of the financing provided. We had initially financed $270,000, which such monies were repaid by the container trading company. The notes “Notes“ were not collateralized or secured by the goods in each container being financed.

In order to provide the capital for funding the container business, the Company solicited funds from investors who would enter into notes “Investor Notes” with the Company. The terms of those Investor Notes were non-interest bearing and carried the same term, typically 45 to 60 days, as those the Company negotiated with the container trading companies. The return on the Investor Note funds was a pre-negotiated fixed amount referred to as “profit participation”. The amount of profit participation with each investor was negotiated based on the amount of funds provided and the amount of profit participation the Company had pre-negotiated with the container trading companies.

The amount of money the Company received for funding the container, and the term of the funding, typically 45 to 60 days, provided the company with a significant profit when the return was annualized. Originally, based on receiving a rate of return on our financing in excess of what we had incurred to obtain such capital, we pursued increased fundings of new container trading transactions.

In the event of default on Notes by either the Company to the Investor Note holders, or by the trading companies to the Company, it was agreed in the terms of the Notes that any unpaid balance would accrue interest at the rate of 18% per annum until paid.

We agree that the term “higher than average returns” is somewhat ambiguous and open to interpretation so we have removed any mention of it from our filing.

The term profit participation is described on page F-13 of our 2006 Form 10-KSB under the heading of Accounts Receivable.

Item #5:

We agree that the term ”high participation capital” is not clear and have removed any mention of this term from our filing. This section has been revised to more clearly state what we mean in our 2006 Form 10-KSB.

Report of Independent Registered Public Accounting Firm, Page 9

Item #6:

The Company, under the advice of our previous auditors, accounted for our merger with 12 to 20 Plus, incorrectly. As a result the prior 2005 and 2004 audited financials presented were incorrect. Based on the revised and restated financials and as a result of your inquiry into the accounting of our merger, we have restated the 2005 financial statements as more fully described in Note 1 of the 2006 Form 10-KSB. As a result of the revised presentation using a recapitalization accounting of the predecessor entity Secured Financial Network, Inc. there are no operations for the 2004 period to be presented of the predecessor entity Secured Financial Network, Inc. as it was initially formed on November 10, 2004 and the only activity was for the formation of the Secured Financial Network, Inc. and the issuance of shares. We did not go back to have audited financials prepared for 2004, since such costs were immaterial for the formation of the Secured Financial Network, Inc. and the only other item to present would have been shares outstanding. Such formation of Secured Financial Network, Inc. was subject to being audited for purposes of the 2005 audited financial statements. The shares outstanding were revised in January 2005, based on the recapitalization accounting for the merger.

We believe the presentation of 2004 audit report is no longer relevant or useful, as further discussed in the Note 1 - Restatement and Revision paragraph (d).

Financial Statements

Statement of Operations, Page 11

Item #7:

We have updated the Revenues presentation in our Statement of Operations to better describe the nature of our revenues in our 2006 Form 10-KSB.

Item #8:

We have reviewed our presentation of both our notes receivable and accounts receivable in cash flows from operations and noted that these accounts receivable and notes receivables are both receivables that were generated for the financing of certain container shipping transactions as part of our operations. We do not buy and sell such financing receivables as noted in paragraph 16 of SFAS 95. We originate the financing to the container trading companies the amounts recorded as notes receivables and we earn the amounts recorded as accounts receivables.

It appears that even though the $1,770,000 of financings originated by us was part of our operations, banks record such monies as Investing Activities. We can either amend our 2006 Form 10-KSB or revise in future Filings, to conform financings originated as Investing Activities.

Container Notes Receivable and Revenue Recognition, Page 14

Item #9:

We agree that the statements in this section are contradictory in nature and have made the appropriate corrections to more accurately reflect the nature of the situation.

Item #10

Subsequent to the filing of the Company’s 2005 Form 10-KSB we were informed by our client that there are no significant funds being held in suspense by the government, or by our client in either cash or receivables, that would result in satisfaction of all or even part of the debt owed to the Company by our client.

Although our client acknowledges the debt (principal, profit participation & interest) is owed to the Company, it is management’s opinion that the collection of these debts is highly unlikely and therefore we have created an allowance for the full amount of the debt owed to the company from our client.

We have deleted the reference to amounts held in suspense and further described the status of our collection efforts in the 2006 Form 10-KSB on the financial statements on page F-13 under the heading Accounts Receivable Allowance.

Item #11

We have revised the Accounts Receivable Allowance section and the revision can be found on page F-13 of the financial statements in the 2006 Form 10-KSB.

Item #12

As mentioned in item #4, interest was computed at a simple interest rate of 18% on the principal amounts in default by the container trading companies from the date the Note went into default. This amount was recorded as accrued interest receivable.

As described on Page F-13 of our 2006 Form 10-KSB under the heading of Accounts Receivable Allowance, the Company has no history of collections. In the opinion of the Company, we feel that the default of the trading companies on their Notes was an “extraordinary event”. As such, the Company made the decision, based on the information available to us at that time, to create an allowance for the entire amount of the accounts receivable associated with that event. As the Company develops more collections history we will adjust our accounts receivable allowance to be commensurate with the risk associated with each individual receivable.

Item #13

We have revised the titles of our account receivable as requested. A more detailed description of our accounts receivables can be found on page F-13 of the financial statements in the 2006 Form 10-KSB. We have in fact ceased recording interest on the notes receivables effective January 1, 2006.

Item #14

In the breakdown of the Accounts Receivable Allowance on page F-13 of the 2006 Form 10-KSB, it states the separate amounts for Profit Participation, Container Notes Receivable, and Accrued Interest Receivable. It is true the amount of “profit participation” (please see Item #4 for definition) pre-negotiated with the container trading companies in advance and the accrued interest earned at 18% (please see Item #12 for computation) on the Notes since going into default are in excess of the principal amount invested.

Container Financing Expense, Page 15

Item #15:

We believe that the statement “ The costs of providing container financing includes sales and marketing fees related to finding investors” implies that entities invest in our accounts receivable, not our accounts payable, as their funds are used to create the Notes that generate revenue for the Company.

The pre-negotiated profit participation with the container trading companies is used, but not in it’s entirety, for funding the profit participation pre-negotiated with the Investor note holders.

Note 1 to the financial statements within the 2006 Form 10-KSB was revised under the heading of Accounts Receivable to state that “profit participation” was a set amount negotiated based upon each individual container contract. There were no set terms or calculation guidelines and terms were negotiated to maximize profits to the Company based on the products contained in each specific container. Each container was different.

The amount of container profit participation expensed in 2005 of $382,233 is shown as part of the “Container Financing Expense” in the Statement of Operations in our 2006 Form 10-KSB. The amount of Investor Profit Participation paid is in the amount of $125,500. We had missed including the additional detailed disclosure in the 2006 Form 10-KSB. We can include such disclosure by filing an amendment if it is deemed to be important.

Note 2. Merger, Page 16

Item #16, Item #17, Item #18 & Item # 19

Upon our new auditors commencement of the audit of the Company for the year ended December 31, 2006, we were advised that the merger accounting between Secured Financial Network, Inc. and 12 to 20 Plus, Inc. in January 2005 as originally presented was incorrect. As a result we issued a Form 8K on March 9, 2007, stating the non-reliance on our SEC filings since the date of the merger. Our 2006 Form 10-KSB, was filed with restated financials for the revised accounting of the merger, as a recapitalization of the predecessor entity Secured Financial Network, Inc., which is similar the accounting as suggested by the Commission.

We believe that your comments noted in Item 16, 17, 18 and 19 are all covered by this restatement. The details of the restatement are elaborated in Note 1 of the 2006 Form 10-KSB under the caption “Restatement and Revision”.

We wish to clarify the investment sold at a loss has nothing to due with discontinued operations, but in fact a small investment of shares in an unaffiliated company sold at a loss.

Also see the second paragraph under Note 1 to the 2006 Form 10-KSB for discussions on the merger accounting.

Note 3. Notes Payable, Page 17

Item #20

Note #6 on page F-17 of the 2006 Form 10-KSB presents the requested information. Separately, we have been in active negotiations with our debt holders for purposes of converting their debts to equity, since there are no readily apparent means for re-payment of these debts. As disclosed in the Form 10-QSB for the quarter ended March 31, 2007, approximately $800,000 of the investor notes payable has been converted to equity.

We did not discuss in the notes any hypothetical scenarios as to the consequences of not paying our investor notes timely, as it would have been speculative at the time of the 2006 Form 10-KSB filing.

Note 6. The effect of recently Issued Accounting Standards, Page 18

Item #21

We have reviewed SOP 03-3 “Accounting for Certain Loans or Debt Securities in a Transfer”. Within the summary of such SOP 03-3 “This Statement of Position addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investors’s initial investment in loans or debt securities ( loans ) acquired in a transfer if those differences are attributable, at least in part, to credit quality. It also includes such loans acquired in a purchase business combination……”. This description eludes to this SOP is for companies that acquire existing loans verses originating the loans. We originate the financing. We also note the summary also states “ This SOP does not apply to loans originated by the entity”.

Based on our evaluation of SOP 03-3, we believe this SOP is not applicable based on the fact that we were the originators of the financing and did not acquire any such loans from anyone.

We are open to discuss this further if the Staff believes such SOP is in fact applicable.

Form 10-QSB for the period ended March 31, 2006

Item #22

As per the courtesy allowed us by your office, we have included the revision in our 2006 10-KSB filing.

Form 10-QSB/A for the period ended June 30, 2006, filed on September 1, 2006

Item #23

As per the courtesy allowed us by your office, we have included the revision in our 2006 10-KSB filing.

Should you have any further questions or comments, please feel free to send them to me directly.

Respectfully,

/s/ Michael E. Fasci
Michael E. Fasci
Chief Financial Officer
Secured Financial Network, Inc.